Anne McConnell
Senior Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549
1-202-551-3709

cc: Jennifer R. Hardy, Esq.
Division of Corporate Finance
1-202-551-3767

Re: Comment #5, SB-2 amendment No. 1 for Ketner Global Investments, Inc.

March 11, 2007,

On November 30th, 2006, Ketner Global Investments, Inc. filed with the SEC form SB-2. Within the body of this filing, John Masotti, CPA, and the firm Masotti & Masotti LLC were mentioned as the accounting firm for Ketner Global Investments, Inc, and as named experts of the review of Ketner Global Investments, Inc. financial statements. John Masotti, CPA, and the firm, Masotti & Masotti LLC where mentioned in the registration statement filed on November 30th, 2006 because of an oversight on my behalf, James Ketner, and the company, Ketner Global Investments, Inc.

As of this date, March 11, 2007,  John Masotti CPA, and the firm Masotti & Masotti LLC have never entered into any verbal or written agreement engaging John Masotti CPA, and the firm Masotti & Masotti LLC as the accounting firm for Ketner Global Investments, Inc. nor have they reviewed any of the company’s financial statements.  John Masotti, CPA, and the firm Masotti & Masotti LLC have never been in any way involved with Ketner Global Investments, Inc.

The amended registration statement filed on February 28th, 2007, states Seligson & Giannattassio, LLP as the auditor of the financial statements as provided by the management of Ketner Global Investments, Inc.  To date, Seligson and Giannattassio, LLP is the only accounting firm that Ketner Global Investments, Inc. has formally engaged.  Therefore, Ketner Global Investments, Inc. feels the Securities and Exchange Commissions comment #5 of the SB-2 Amendment No. 1, regarding rule 304 change in accountants, is not applicable.

At this time, although the error was corrected before the relevant SB-2 had been declared effective or utilized, I would like to extend my greatest apologies to John Masotti, CPA, and his firm, Masotti & Masotti LLC, and to the Securities and Exchange Commission for this error.  I would like to also inform all regulatory bodies and all parties reviewing Ketner Global Investments, Inc. registration statements that the entire responsibility for this oversight lands on Ketner Global Investments, Inc., and myself, James Ketner.

/s/ James Wesley Ketner
James Wesley Ketner
President/CEO/Chairman
Ketner Global Investments
www.ketnergi.com
1-800-280-8192